Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release regarding TDK’s Consolidated business results for the 1st half of fiscal year 2005 and the 2nd quarter and Non-consolidated business results for the 1st half of fiscal year 2005
I. Consolidated
1) Summary
2) Management Policies
3) Business Results and Financial Position
4) Statements of income
5) Balance sheets
6) Statements of stockholders’ equity
7) Statements of cash flows
8) Summary of Significant Accounting Policies
9) Segment Information
10) Fair Value of Securities
11) Fair Value of Derivatives
12) Supplementary Information
II. Non-Consolidated
1) Summary
2) Statements of income (Non-Consolidated)
3) Balance sheets (Non-Consolidated)
4) Supplementary Information

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation

(Registrant)

October 28, 2004
	BY:	/s/ Seiji Enami

Seiji Enami
Corporate Officer,
General Manager
of Finance and Accounting Department
and Chief Financial Officer

TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan

Contacts; TDK Corporation (Tokyo)	Corporate Communications Department Michinori Katayama	+81(3)5201-7102

TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600

TDK Marketing Europe GmbH (UK Branch)	Ron Matier	+44(1737)773773

FOR IMMEDIATE RELEASE

TOKYO — October 28, 2004 TDK Corporation today announced its Consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for the first half of fiscal year (“FY”) 2005 and the 2nd quarter (“Qtr.”) and Non-Consolidated business results for the first half of FY 2005.

I. Consolidated

I-1) Summary

Consolidated results (April 1, 2004 — September 30, 2004)

	The first half of FY2005			The first half of FY2004
	(April 1, 2004 - Sep. 30, 2004)			(April 1, 2003 - Sep. 30, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	318,770	100.0	2,871,802	316,279	100.0	2,491	0.8

Operating income	26,889	8.4	242,243	24,020	7.6	2,869	11.9

Income before income taxes	28,804	9.0	259,495	25,014	7.9	3,790	15.2

Net income	19,869	6.2	179,000	19,257	6.1	612	3.2

Per common share:
Net income/Basic	Yen 150.11		U.S.$1.35	Yen 145.27
Net income/Diluted	Yen 150.00		U.S.$1.35	Yen 145.27

(Sales breakdown)

	The first half of FY2005			The first half of FY2004
	(April 1, 2004 - Sep. 30, 2004)			(April 1, 2003 - Sep. 30, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components	262,364	82.3	2,363,640	254,352	80.4	8,012	3.1
Electronic materials	91,036	28.6	820,144	82,302	26.0	8,734	10.6
Electronic devices	57,511	18.0	518,117	52,451	16.6	5,060	9.6
Recording devices	103,333	32.4	930,928	111,423	35.2	(8,090)	–7.3
Semiconductors & others	10,484	3.3	94,451	8,176	2.6	2,308	28.2
Recording media & systems	56,406	17.7	508,162	61,927	19.6	(5,521)	–8.9

Total sales	318,770	100.0	2,871,802	316,279	100.0	2,491	0.8

Overseas sales	231,138	72.5	2,082,324	234,743	74.2	(3,605)	–1.5

Note: U.S.$1=Yen 111

2nd Qtr. Consolidated results

Consolidated results (July 1, 2004 — September 30, 2004)

	The 2nd Qtr. of FY2005			The 2nd Qtr. of FY2004
	(July 1, 2004 - Sep. 30, 2004)			(July 1, 2003 - Sep. 30, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	160,879	100.0	1,449,360	163,063	100.0	(2,184)	–1.3

Operating income	12,864	8.0	115,892	13,840	8.5	(976)	–7.1

Income before income taxes	13,854	8.6	124,811	13,850	8.5	4	—

Net income	9,706	6.0	87,441	11,232	6.9	(1,526)	–13.6

Per common share:
Net income/Basic	Yen 73.36		U.S.$0.66	Yen 84.76
Net income/Diluted	Yen 73.31		U.S.$0.66	Yen 84.76

(Sales breakdown)

	The 2nd Qtr. of FY2005			The 2nd Qtr. of FY2004
	(July 1, 2004 - Sep. 30, 2004)			(July 1, 2003 - Sep. 30, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components	131,896	82.0	1,188,252	130,563	80.1	1,333	1.0
Electronic materials	46,273	28.8	416,874	41,882	25.7	4,391	10.5
Electronic devices	29,263	18.2	263,630	26,634	16.3	2,629	9.9
Recording devices	51,170	31.8	460,991	57,583	35.3	(6,413)	–11.1
Semiconductors & others	5,190	3.2	46,757	4,464	2.8	726	16.3
Recording media & systems	28,983	18.0	261,108	32,500	19.9	(3,517)	–10.8

Total sales	160,879	100.0	1,449,360	163,063	100.0	(2,184)	–1.3

Overseas sales	116,025	72.1	1,045,270	121,960	74.8	(5,935)	–4.9

Note: U.S.$1=Yen 111

I-2) Management Policies

(1) Fundamental Management Policy

     TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media & systems. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”

     To preserve its identity as a dynamic company, TDK is dedicated to creating value for all stakeholders, including shareholders, customers, suppliers, employees and society, by drawing on innovative thinking and a willingness to tackle new challenges. TDK firmly believes that it must remain an organization that is a constant source of exciting ideas that are of true value to stakeholders.

(2) Fundamental Policy for Distribution of Earnings

     Returning earnings to shareholders is one of TDK’s highest management priorities. As such, TDK’s fundamental policy is to devote its efforts to a stable increase of dividends while taking into consideration a broad range of factors, including the return on equity (ROE), dividends as a percentage of equity (DOE) and the company’s results of operation on a consolidated basis.

     Retained earnings are used to invest in the development of new products and technologies in key fields, to upgrade production facilities and in other ways to make TDK more competitive and respond precisely to the rapid technological advances in the electronics industry.

(3) Policy Regarding Reduction of TDK’s Share Trading Unit

     On August 1, 2000, TDK reduced the share trading unit of its common shares from 1,000 to 100 shares to broaden the shareholder base and increase the liquidity of the company’s shares. TDK now believes that its shares have sufficient liquidity. TDK will consider a further reduction of the trading unit based on its stock price and market needs as well as on a cost-benefit analysis.

(4) Medium- and Long-Term Management Strategy

     In April 2004, TDK launched an initiative aimed at generating new growth with the overriding aim of becoming an exciting company, an ongoing theme at TDK.

     The electronics industry, TDK’s main market, is witnessing escalating competition due to progress in the digitalization and standardization of key devices. To accurately respond to changing market needs as product life spans shorten, TDK is dedicated to delivering new products that the market demands, without delay, precisely when those products are needed. With this in mind, TDK is aiming to increase the weighting of new products in its overall sales mix as its growth strategy over the medium term.

     TDK also plans to take steps to refine its sophisticated technological and development capabilities in the core electronic materials and components business. TDK is aiming for growth by delivering the value customers demand in a timely manner through the development of products rooted in the company’s core materials, process and evaluation & simulation technologies, which underpin its electronic materials and components business.

     Reaffirming the importance of coexisting with society as a responsible corporate citizen, TDK examines how it can contribute to society as a company, and conducts its own social contribution activities based on two concepts: “Creativity” and “Culture.”

(5) Pressing Issues

     The electronics industry, TDK’s field of operations, is finding renewed vigor on growth in the market for flat-panel TVs, DVD recorders and other digital home appliances and the greater use of electronics in motor vehicles. But digitalization is also fueling stiffer competition. In digital home appliances, the electronics industry has been thrust into an era of full-blown competition as rapid advances are made in the standardization of key devices while new products that fail to clearly set themselves apart are quickly engulfed by price competition and driven out of the market. Competing successfully in this era increasingly hinges on one’s ability to be different, which basically means supplying superior products.

     Under these circumstances, TDK will strengthen its core technologies (materials, process and evaluation & simulation technologies) that will be key to businesses down the road as the driving force for expanding sales of competitive new products and responding to customer needs. In the electronics market, TDK is targeting three key fields that it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Developing new products that squarely match customer demands and creating a system for supplying those products on a timely basis are important themes for TDK in these markets where rapid change is an underlying premise.

(6) Strategy to Improve Corporate Governance

     Companies must conduct their activities and manage their operations in a fair, impartial and transparent manner, abiding by laws and regulations, and with the recognition that their existence is supported by shareholders, customers, suppliers, employees and society. TDK has put in place various systems of internal control with this fundamental recognition in mind. It has also implemented a number of other measures in the same vein, such as appointing an outside director and statutory auditors, involving people outside the company in setting directors’ remuneration, and ensuring that corporate ethics are strictly observed.

(6-1) Management structure and other corporate governance systems concerning decision-making, strategy execution and supervision

     One of TDK’s 7 directors is an outside director, who also serves as the chairperson of the Compensation Advisory Committee, which was set up to ensure the transparency of directors’ remuneration. Another committee, the Corporate Ethics Committee, was established to ensure that TDK upholds corporate ethical standards. At the same time, TDK is continuing to build a global corporate ethics framework that also encompasses all domestic and overseas subsidiaries. All subsidiaries have an ethics council. Independent of the Corporate Ethics Committee and these ethics councils, TDK has a “helpline” that encourages employees to report matters relating to corporate ethics and offer suggestions. Moreover, having introduced the post of corporate officer, TDK has clearly demarcated responsibilities: directors are responsible for decision-making and oversight, while corporate officers have responsibility for executing day-to-day operations. Corporate officers execute policies set by the Board of Directors in their respective areas of responsibility.

     TDK has corporate auditors within the meaning of the Commercial Code of Japan, and 3 of its 5 corporate auditors come from outside the company. The role of the corporate auditor is not restricted to the supervision of directors’ activities. As required, they also audit business activities. In addition, the Management Review & Support Department is primarily responsible for auditing business activities.

     Another defining aspect of TDK’s corporate governance system is that it receives advice and directives from outside legal counsel regarding risks associated with TDK’s corporate activities.

     Moreover, to give the company the best managerial structure for responding flexibly to the various changes in its operating environment and to build greater trust with shareholders, the company has set the terms of directors to one year.

(6-2) Personal, financial and trading relationships between the company and the outside director and outside corporate auditors, and other beneficial relationships

     There are no personal or financial relationships between TDK and the outside director or the three outside corporate auditors.

(6-3) Measures taken to enhance corporate governance over the past year

     To ensure that corporate ethical standards are being upheld, TDK has put in place a global corporate ethics framework that encompasses the activities of overseas subsidiaries as well as domestic ones. Activities are ongoing to oversee and refine this system. And, to comply with the U.S. Sarbanes-Oxley Act of 2002, a strict law relating to corporate governance that was prompted by a series of scandals involving major corporations, TDK formed a project team that includes outside experts to undertake a fundamental review and reinforce corporate systems. Furthermore, in the same vein, TDK restricts the work that is outsourced to independent auditors so as to preserve their impartiality and independence.

I-3) Business Results and Financial Position

1. Summary

Consolidated results for the first half of fiscal 2005, the six-month period from April 1, 2004 through September 30, 2004, are as follows:

     TDK posted net sales of ¥318,770 million (U.S.$2,871,802 thousand), a rise of 0.8% over the ¥316,279 million recorded in the first half of the previous fiscal year. Operating income was ¥26,889 million (U.S.$242,243 thousand), up 11.9% from ¥24,020 million. Income before income taxes was ¥28,804 million (U.S.$259,495 thousand), up 15.2% from ¥25,014 million. Net income was ¥19,869 million (U.S.$179,000 thousand), up 3.2% from ¥19,257 million, meaning basic net income per common share was ¥150.11 (U.S.$1.35), compared with ¥145.27 in the first half of the previous fiscal year.

     Average first-half yen exchange rates for the U.S. dollar and euro were ¥109.80 and ¥133.28, respectively, as the yen appreciated 7.0% versus the U.S. dollar and 0.2% against the euro. This had the effect of lowering net sales by approximately ¥15.1 billion and operating income by approximately ¥5.9 billion.

(Sales by Segment)

     TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media & systems segment. The following is an explanation of sales by segment.

(1) Electronic materials and components segment

     This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) semiconductors & others.

     Segment net sales increased 3.1% to ¥262,364 million (U.S.$2,363,640 thousand), from ¥254,352 million. Segment operating income climbed 15.8% to ¥29,908 million (U.S.$269,441 thousand), from ¥25,832 million.

     The electronics market in the first quarter of fiscal 2005 saw strong demand for components for mobile phones and digital home appliances such as flat-screen TVs, digital still cameras and DVD recorders continue from the fourth quarter of the previous fiscal year. However, the second quarter was characterized by slowing demand for mobile phone components and by inventory reductions in digital home appliances, particularly AV-related products, which had been produced in anticipation of demand stimulated by the Summer Olympic Games and other events. Demand from the PC and automotive fields was stronger throughout the interim period than in the previous fiscal year. Under these market conditions, sales of electronic materials and electronic devices increased, lifting segment sales as a whole. Sector results were as follows.

(1-1) Electronic materials

     This sector is broken down into two product categories: capacitors and ferrite cores and magnets.

     Sales in the electronic materials sector rose 10.6% to ¥91,036 million (U.S.$820,144 thousand), from ¥82,302 million.

(Capacitors) Sales rose year on year. In IT home electronics appliance applications, sales volumes increased on the back of growth in digital home appliances. Furthermore, sales rose on greater demand for the use of capacitors in mobile phones, a rising proportion of which have color displays and cameras, and in automobiles, which are increasingly making use of electronics. These factors absorbed the effect of downward pressure on sales prices and of the higher yen.

(Ferrite cores and magnets) Sales of ferrite cores and magnets increased year on year. In ferrite cores, sales volume growth was recorded for general-purpose power supply cores for digital home appliances and cores for communications equipment. Magnet sales volume also rose on strong orders for automotive and IT home electronics appliance applications.

(1-2) Electronic devices

     This sector has three product categories: inductive devices, high-frequency components and other products.

     Sales in the electronic devices sector rose 9.6% to ¥57,511 million (U.S.$518,117 thousand), from ¥52,451 million.

(Inductive devices) Sales of inductive devices increased year on year. In IT home electronics appliance applications, sales grew for use in digital home appliances, thanks in large part to demand spurred by the Summer Olympic Games. Furthermore, an increase in the number of components used in mobile phones, which are being equipped with cameras and other additional features, spurred growth in sales of coils, multilayer products and other products.

(High-frequency components) Sales of high-frequency components edged down year on year. While sales volume of high-frequency components was higher year on year, sales were brought down slightly by the continuation of strong discounting pressure from clients and the effect of production cutbacks at mobile phone manufacturers in China due to inventory problems.

(Other products) Sales of other products rose year on year. Power systems recorded higher sales on strong sales of DC-DC converters and DC-AC inverters for the industrial equipment market. Sensors and actuators also recorded higher sales, mainly for use in PCs and peripherals and communications equipment.

(1-3) Recording devices

     This sector has two product categories: HDD heads and other heads.

     Sector sales declined 7.3% to ¥103,333 million (U.S.$930,928 thousand), from ¥111,423 million.

(HDD heads) Sales decreased on lower orders for TDK’s HDD heads, reflecting two factors. One was a sharp drop in orders from a major customer that started producing heads in-house last year. The other cause was that some other customers reduced HDD production to resolve the problem of excess inventories.

(Other heads) Sales of other heads declined year on year, with sales of optical pickups sluggish.

(1-4) Semiconductors & others

     This sector has two product categories: semiconductors and others.

     Sector sales climbed 28.2% to ¥10,484 million (U.S.$94,451 thousand), from ¥8,176 million.

(Semiconductors) Sales of semiconductors declined due to lower sales to the communications equipment market.

(Others) Other sales increased year on year. While sales of anechoic chambers for electromagnetic noise control were down slightly, TDK recorded higher external sales of manufacturing equipment and other products.

(2) Recording media & systems segment

     This segment is made up of four product categories: audiotapes, videotapes, optical media and other products.

     Segment sales declined 8.9% to ¥56,406 million (U.S.$508,162 thousand), from ¥61,927 million. The segment recorded an operating loss of ¥3,019 million (U.S.$27,198 thousand), an increase of 66.6% from last year’s operating loss of ¥1,812 million.

(Audiotapes and videotapes) Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand continues to decline for these products as a whole.

(Optical media) Sales of optical media increased, as sharply higher sales volumes of DVDs due to expanding demand absorbed the effect of downward pressure on sales prices.

(Other products) Sales of other products decreased year on year, the result mainly of the sale in the previous fiscal year of a U.S. software development subsidiary and sluggish sales of recording equipment. On the other hand, the steady increase continued in sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers.

     *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

(Sales by Region)

     Detailed geographic segment information can be found in the segment information on page 17 of the consolidated results.

     By region, in Japan, the electronic materials and recording devices sectors recorded higher sales. However, sales were down slightly in the electronic devices sector and the recording media & systems segment.

     In the Americas, sales in the electronic materials sector and the recording media & systems segment declined. The higher yen versus the U.S. dollar also impacted sales in the Americas.

     In Europe, lower sales were recorded in the recording media & systems segment.

     In Asia (excluding Japan) and other areas, sales declined in the recording devices sector, but the electronic materials and electronic devices sectors recorded higher sales.

     The overall result was a 1.5% decrease in overseas sales year on year, from ¥234,743 million to ¥231,138 million (U.S.$2,082,324 thousand). Overseas sales accounted for 72.5% of consolidated net sales, a 1.7 percentage point decrease from 74.2%.

     On a parent-company basis, net sales increased 10.0% to ¥167,709 million (US$1,510,891 thousand), from ¥152,474 million. Operating income was ¥5,696 million (U.S.$51,315 thousand), up 436.3% from ¥1,062 million. Current income was ¥22,169 million (U.S.$199,720 thousand), up 360.0% from ¥4,819 million. Net income was ¥15,883 million (U.S.$143,090 thousand), up 1,309.3% from ¥1,127 million, meaning basic net income per common share was ¥119.99 (U.S.$1.08), compared with ¥8.51 in the first half of the previous fiscal year.

     At the meeting of TDK’s Board of Directors on October 28, an interim dividend of ¥30 per share of common stock was approved.

2. Financial Position

(2-1) The following table summarizes TDK’s balance sheet at September 30, 2004, compared with March 31, 2004.

Total assets	¥807,913 million	4.9% increase
Total stockholders’ equity	¥610,176 million	5.9% increase
Equity ratio	75.5%	0.7 point increase

At September 30, 2004, cash and cash equivalents were ¥8,814 million higher than at March 31, 2004, net trade receivables were ¥5,340 million higher, inventories were ¥10,128 million higher and other current assets were ¥8,522 million higher. Net property, plant and equipment rose ¥7,808 million. As a result of these and other changes, total assets increased ¥37,594 million.

Total liabilities increased ¥3,659 million. While retirement and severance benefits declined ¥9,663 million, trade payables increased ¥647 million, accrued expenses rose ¥5,033 million and income taxes payables rose ¥6,695 million.

Total stockholders’ equity increased ¥33,957 million, reflecting a ¥15,283 million rise in retained earnings and a ¥19,548 million decrease in accumulated other comprehensive loss.

(2-2) Cash Flows

	(¥ millions)
	Fiscal 2005	Fiscal 2004
	Interim	Interim	Change
Net cash provided by operating activities	38,415	52,031	(13,616)
Net cash used in investing activities	(29,107)	(18,535)	(10,572)
Net cash used in financing activities	(5,701)	(5,292)	(409)
Effect of exchange rate changes on cash and cash equivalents	5,207	(5,349)	10,556
Net increase in cash and cash equivalents	8,814	22,855	(14,041)
Cash and cash equivalents at beginning of period	227,155	170,551	56,604
Cash and cash equivalents at end of period	235,969	193,406	42,563

Operating activities provided net cash of ¥38,415 million (U.S.$346,081 thousand), a year-on-year decrease of ¥13,616 million. Net income rose ¥612 million to ¥19,869 million (U.S.$179,000 thousand) and depreciation and amortization increased ¥1,726 million to ¥25,368 million (U.S.$228,540 thousand). In changes in assets and liabilities, trade receivables decreased ¥5,877 million, trade payables decreased ¥8,681 million and income taxes payables, net increased ¥5,121 million.

Investing activities used net cash of ¥29,107 million (U.S.$262,225 thousand), ¥10,572 million more than a year earlier. This mainly reflected a ¥9,030 million increase to ¥29,856 million (U.S.$268,973 thousand) in capital expenditures.

Financing activities used net cash of ¥5,701 million (U.S.$51,360 thousand), ¥409 million more than a year earlier, mainly due to a ¥656 million increase in dividends paid.

3. Fiscal 2005 Projections

     TDK’s projections for fiscal 2005, the year ending March 31, 2005, are as follows.

[Consolidated Projections for Fiscal 2005]

	Year ending	% change	Year ended
	March 2005	from FY2004	March 2004
	(¥ million)		(¥ million)
Net sales	680,000	3.2	658,862
Operating income	60,000	10.5	54,322
Income before income taxes	62,000	11.5	55,603
Net income	46,500	10.4	42,101

[Non-Consolidated Projections for Fiscal 2005]

	Year ending	% change	Year ended
	March 2005	from FY2004	March 2004
	(¥ million)		(¥ million)
Net sales	344,700	9.1	316,050
Operating income	13,400	663.1	1,756
Current income	33,700	227.9	10,277
Net income	22,900	413.7	4,458

Note:

     The projections are based principally on the following assumptions:

•	An average yen-U.S. dollar exchange rate of ¥105 for the second half of the year.

•	The projections take into consideration seasonal factors, namely higher demand at the end of the calendar year, in the third quarter for passive components (electronic materials and electronic devices). But with market conditions expected to deteriorate thereafter, demand may wane in the fourth quarter of fiscal 2005.

•	In recording devices, demand for HDD heads is expected to recover in the second half of the fiscal year on growing demand for HDDs.

•	In the recording media & systems segment, seasonal factors are expected to lift sales of existing audiotapes and videotapes and optical media products above first-half levels.

•	TDK is projecting a year-on-year increase in sales in the electronic materials and components segment but a decrease in the recording media & systems segment. On a consolidated basis, TDK is projecting a 3.2% year-on-year increase in net sales as a whole.

Cautionary Statement About Projections

This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

In preparing forecasts and estimates, TDK and its group companies have used, as their bases, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

Consolidated

I-4) Statements of income

	The first half of FY2005			The first half of FY2004
	(April 1, 2004 - Sep. 30, 2004)			(April 1, 2003 - Sep. 30, 2003)		Change

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	318,770	100.0	2,871,802	316,279	100.0	2,491	0.8
Cost of sales	228,776	71.8	2,061,045	227,919	72.1	857	0.4
Gross profit	89,994	28.2	810,757	88,360	27.9	1,634	1.8
Selling, general and administrative expenses	63,105	19.8	568,514	64,340	20.3	(1,235)	–1.9
Operating income	26,889	8.4	242,243	24,020	7.6	2,869	11.9
Other income (deductions):
Interest and dividend income	643		5,793	655		(12)
Interest expense	(157)		(1,414)	(212)		55
Foreign exchange gain (loss)	592		5,333	(2,037)		2,629
Other-net	837		7,540	2,588		(1,751)
Total other income (deductions)	1,915	0.6	17,252	994	0.3	921	92.7
Income before income taxes	28,804	9.0	259,495	25,014	7.9	3,790	15.2
Income taxes	8,852	2.8	79,747	5,511	1.7	3,341	60.6
Income before minority interests	19,952	6.2	179,748	19,503	6.2	449	2.3
Minority interests	83	—	748	246	0.1	(163)	–66.3
Net income	19,869	6.2	179,000	19,257	6.1	612	3.2

Note: U.S.$1=Yen 111

Consolidated

I-5) Balance sheets

ASSETS

	As of Sep. 30, 2004			As of Mar. 31, 2004		Change	As of Sep. 30, 2003
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current assets	509,541	63.1	4,590,459	475,773	61.8	33,768	446,324	59.5
Cash and cash equivalents	235,969		2,125,847	227,155		8,814	193,406
Marketable securities	1,366		12,306	402		964	—
Net trade receivables	143,671		1,294,333	138,331		5,340	141,343
Inventories	87,429		787,649	77,301		10,128	77,663
Other current assets	41,106		370,324	32,584		8,522	33,912

Noncurrent assets	298,372	36.9	2,688,036	294,546	38.2	3,826	304,391	40.5
Investments in securities	17,896		161,225	18,381		(485)	16,791
Net property, plant and equipment	216,753		1,952,730	208,945		7,808	216,670
Other assets	63,723		574,081	67,220		(3,497)	70,930

TOTAL	807,913	100.0	7,278,495	770,319	100.0	37,594	750,715	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of Sep. 30, 2004			As of Mar. 31, 2004		Change	As of Sep. 30, 2003
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current liabilities	127,954	15.9	1,152,739	115,218	15.0	12,736	109,836	14.7
Short-term debt	160		1,441	416		(256)	1,620
Trade payables	60,564		545,622	59,917		647	60,454
Accrued expenses	50,567		455,558	45,534		5,033	37,766
Income taxes payables	11,384		102,559	4,689		6,695	2,163
Other current liabilities	5,279		47,559	4,662		617	7,833

Noncurrent liabilities	66,529	8.2	599,360	75,606	9.8	(9,077)	75,989	10.1
Long-term debt, excluding current installments	58		522	27		31	89
Retirement and severance benefits	63,858		575,297	73,521		(9,663)	75,811
Deferred income taxes	745		6,712	215		530	13
Other noncurrent liabilities	1,868		16,829	1,843		25	76
Total liabilities	194,483	24.1	1,752,099	190,824	24.8	3,659	185,825	24.8

Minority interests	3,254	0.4	29,315	3,276	0.4	(22)	3,228	0.4

Common stock	32,641		294,063	32,641		—	32,641
Additional paid-in capital	63,051		568,027	63,051		—	63,051
Legal reserve	17,055		153,649	16,497		558	16,494
Retained earnings	576,039		5,189,540	560,756		15,283	541,295
Accumulated other comprehensive income (loss)	(70,839)		(638,189)	(90,387)		19,548	(85,204)
Treasury stock	(7,771)		(70,009)	(6,339)		(1,432)	(6,615)
Total stockholders’ equity	610,176	75.5	5,497,081	576,219	74.8	33,957	561,662	74.8

TOTAL	807,913	100.0	7,278,495	770,319	100.0	37,594	750,715	100.0

Note: U.S.$1=Yen 111

Consolidated

I-6) Statements of stockholders’ equity

				The first half
			FY2004	of FY2004
	The first half of FY2005		(April 1, 2003 -	(April 1, 2003 -
	(April 1, 2004 - Sep. 30, 2004)		Mar. 31, 2004)	Sep. 30, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)
Common stock:
Balance at beginning of period	32,641	294,063	32,641	32,641

Balance at end of period	32,641	294,063	32,641	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	568,027	63,051	63,051

Balance at end of period	63,051	568,027	63,051	63,051

Legal reserve:
Balance at beginning of period	16,497	148,622	15,953	15,953
Transferred from retained earnings	558	5,027	544	541

Balance at end of period	17,055	153,649	16,497	16,494

Retained earnings:
Balance at beginning of period	560,756	5,051,856	525,919	525,919
Net income	19,869	179,000	42,101	19,257
Cash dividends	(3,972)	(35,784)	(6,625)	(3,316)
Losses on sales of treasury stock	(56)	(505)	(95)	(24)
Transferred to legal reserve	(558)	(5,027)	(544)	(541)

Balance at end of period	576,039	5,189,540	560,756	541,295

Accumulated other comprehensive income (loss):
Balance at beginning of period	(90,387)	(814,297)	(78,824)	(78,824)
Other comprehensive income (loss) for the period, net of tax	19,548	176,108	(11,563)	(6,380)

Balance at end of period	(70,839)	(638,189)	(90,387)	(85,204)

Treasury stock:
Balance at beginning of period	(6,339)	(57,108)	(4,855)	(4,855)
Acquisition of treasury stock	(1,658)	(14,937)	(1,865)	(1,854)
Exercise of stock option	226	2,036	381	94

Balance at end of period	(7,771)	(70,009)	(6,339)	(6,615)

Total stockholders’ equity	610,176	5,497,081	576,219	561,662

Disclosure of comprehensive income (loss):
Net income for the period	19,869	179,000	42,101	19,257
Other comprehensive income (loss) for the period, net of tax	19,548	176,108	(11,563)	(6,380)

Total comprehensive income for the period	39,417	355,108	30,538	12,877

Note: U.S.$1=Yen 111

Consolidated

I-7) Statements of cash flows

			The first half
			of FY2004
	The first half of FY2005		(April 1, 2003-
	(April 1, 2004 - Sep. 30, 2004)		Sep. 30, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	19,869	179,000	19,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,368	228,540	23,642
Loss on disposal of property and equipment	233	2,099	1,231
Deferred income taxes	(3,311)	(29,829)	2,494
Loss (gain) on securities, net	(95)	(856)	1,068
Changes in assets and liabilities:
Increase in trade receivables	(983)	(8,856)	(6,860)
Increase in inventories	(7,679)	(69,180)	(6,323)
Increase in other current assets	(6,764)	(60,937)	(277)
Increase (decrease) in trade payables	(2,270)	(20,450)	6,411
Increase in accrued expenses	3,338	30,072	2,881
Increase (decrease) in income taxes payables, net	7,193	64,802	2,072
Increase in retirement and severance benefits	3,194	28,775	4,377
Other-net	322	2,901	2,058

Net cash provided by operating activities	38,415	346,081	52,031

Cash flows from investing activities:
Capital expenditures	(29,856)	(268,973)	(20,826)
Proceeds from sales and maturities of investments in securities	210	1,892	1,830
Payment for purchase of investments in securities	(200)	(1,802)	—
Payment for purchase of other investments	(128)	(1,153)	(96)
Proceeds from sales of property, plant and equipment	867	7,811	844
Acquisition of minority interests	—	—	(287)

Net cash used in investing activities	(29,107)	(262,225)	(18,535)

Cash flows from financing activities:
Proceeds from long-term debt	137	1,234	35
Repayment of long-term debt	(53)	(477)	(212)
Increase (decrease) in short-term debt, net	(325)	(2,928)	(15)
Sale (purchase) of treasury stock, net	(1,488)	(13,405)	(1,784)
Dividends paid	(3,972)	(35,784)	(3,316)

Net cash used in financing activities	(5,701)	(51,360)	(5,292)

Effect of exchange rate changes on cash and cash equivalents	5,207	46,910	(5,349)
Net increase in cash and cash equivalents	8,814	79,406	22,855
Cash and cash equivalents at beginning of period	227,155	2,046,441	170,551
Cash and cash equivalents at end of period	235,969	2,125,847	193,406

Note: U.S.$1=Yen 111

Consolidated

I-8) Summary of Significant Accounting Policies

1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

(1)	Marketable Securities

Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.

(2)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.

(3)	Depreciation

Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.

(4)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.

(5)	Derivatives Financial Instruments

SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.

(6)	Goodwill and Other Intangible Assets

SFAS No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.

2.	During this consolidated accounting period, TDK had 71 subsidiaries (19 in Japan and 52 overseas). TDK also had 8 affiliates (5 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss), net of tax and total comprehensive income for the six months ended September 30, 2004 and 2003 were as follows;

	The first half of FY2005		The first half of FY2004
	(April 1, 2004 - Sep. 30, 2004)		(April 1, 2003 - Sep. 30, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	19,869	179,000	19,257

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	11,799	106,297	(14,709)
Minimum pension liability adjustments	8,184	73,730	8,296
Net unrealized gains (losses) on securities	(435)	(3,919)	33

Total comprehensive income	39,417	355,108	12,877

Note: U.S.$1=Yen 111

Consolidated

I-9) Segment Information

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.

1.	Industry segment information

	The first half of FY2005			The first half of FY2004
	(April 1, 2004 - Sep. 30, 2004)			(April 1, 2003 - Sep. 30, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components
Net sales	262,364	100.0	2,363,640	254,352	100.0	8,012	3.1
Unaffiliated customers	262,364		2,363,640	254,352		8,012	3.1
Intersegment	—		—	—		—	—
Operating expenses	232,456	88.6	2,094,199	228,520	89.8	3,936	1.7

Operating income	29,908	11.4	269,441	25,832	10.2	4,076	15.8

Recording media & systems
Net sales	56,406	100.0	508,162	61,927	100.0	(5,521)	–8.9
Unaffiliated customers	56,406		508,162	61,927		(5,521)	–8.9
Intersegment	—		—	—		—	—
Operating expenses	59,425	105.4	535,360	63,739	102.9	(4,314)	–6.8

Operating income (loss)	(3,019)	–5.4	(27,198)	(1,812)	–2.9	(1,207)	–66.6

TOTAL
Net sales	318,770	100.0	2,871,802	316,279	100.0	2,491	0.8
Unaffiliated customers	318,770		2,871,802	316,279		2,491	0.8
Intersegment	—		—	—		—	—
Operating expenses	291,881	91.6	2,629,559	292,259	92.4	(378)	–0.1

Operating income	26,889	8.4	242,243	24,020	7.6	2,869	11.9

Note: U.S.$1=Yen 111

2.	Geographic segment information

		The first half of FY2005			The first half of FY2004
		(April 1, 2004 - Sep. 30, 2004)			(April 1, 2003 - Sep. 30, 2003)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Japan	Net sales	173,096	100.0	1,559,424	158,716	100.0	14,380	9.1
	Operating income	10,963	6.3	98,766	3,508	2.2	7,455	212.5
Americas	Net sales	45,656	100.0	411,315	49,713	100.0	(4,057)	–8.2
	Operating income (loss)	1,450	3.2	13,063	(605)	–1.2	2,055	—
Europe	Net sales	35,908	100.0	323,496	36,568	100.0	(660)	–1.8
	Operating income (loss)	(1,383)	–3.9	(12,460)	(59)	–0.2	(1,324)	—
Asia and others	Net sales	188,065	100.0	1,694,279	185,691	100.0	2,374	1.3
	Operating income	17,334	9.2	156,162	21,560	11.6	(4,226)	–19.6
Intersegment eliminations	Net sales	123,955		1,116,712	114,409		9,546
	Operating income	1,475		13,288	384		1,091
Total	Net sales	318,770	100.0	2,871,802	316,279	100.0	2,491	0.8
	Operating income	26,889	8.4	242,243	24,020	7.6	2,869	11.9

Notes:

1.	The sales are classified by geographic areas of the seller and include transfers between geographic areas.

2.	U.S.$1=Yen 111

3.	Sales by region

	The first half of FY2005			The first half of FY2004
	(April 1, 2004 - Sep. 30, 2004)			(April 1, 2003 - Sep. 30, 2003)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Americas	40,288	12.6	362,955	43,328	13.7	(3,040)	–7.0
Europe	36,204	11.4	326,162	36,987	11.7	(783)	–2.1
Asia and others	154,646	48.5	1,393,207	154,428	48.8	218	0.1
Overseas sales total	231,138	72.5	2,082,324	234,743	74.2	(3,605)	–1.5
Japan	87,632	27.5	789,478	81,536	25.8	6,096	7.5
Net sales	318,770	100.0	2,871,802	316,279	100.0	2,491	0.8

Notes:

1.	Sales by region are classified by geographic areas of the buyer.

2.	U.S.$1=Yen 111

Consolidated

I-10) Fair Value of Securities

		Gross	Gross
		Unrealized	Unrealized	Fair
(Yen millions)	Cost	Holding Gains	Holding Losses	Value
As of Sep. 30, 2004
Equity securities	3,384	491	137	3,738
Debt securities	1,103	—	—	1,103

Total	4,487	491	137	4,841

As of March 31, 2004
Equity securities	2,782	1,054	—	3,836
Debt securities	1,101	—	—	1,101

Total	3,883	1,054	—	4,937

As of Sep. 30, 2003
Equity securities	1,262	180	13	1,429
Debt securities	1,099	—	2	1,097

Total	2,361	180	15	2,526

		Gross	Gross
U.S.$1=Yen 111		Unrealized	Unrealized	Fair
(U.S.$ thousands)	Cost	Holding Gains	Holding Losses	Value
As of Sep. 30, 2004
Equity securities	30,487	4,423	1,234	33,676
Debt securities	9,937	—	—	9,937

Total	40,424	4,423	1,234	43,613

I-11) Fair Value of Derivatives

	Contract	Carrying	Estimated Fair
(Yen millions)	Amount	Amount	Value
As of Sep. 30, 2004
Forward foreign exchange contracts	962	(7)	(7)
Currency option contracts	20,266	(133)	(133)
Currency swap agreements for loans to its subsidiaries	10,533	(271)	(271)
As of March 31, 2004
Forward foreign exchange contracts	18,638	396	396
Currency option contracts	16,340	91	91
Currency swap agreements for loans to its subsidiaries	12,605	252	252
As of Sep. 30, 2003
Forward foreign exchange contracts	3,124	(21)	(21)
Currency swap agreements for loans to its subsidiaries	10,418	(9)	(9)

U.S.$1=Yen 111	Contract	Carrying	Estimated Fair
(U.S.$ thousands)	Amount	Amount	Value
As of Sep. 30, 2004
Forward foreign exchange contracts	8,667	(63)	(63)
Currency option contracts	182,577	(1,198)	(1,198)
Currency swap agreements for loans to its subsidiaries	94,892	(2,441)	(2,441)

Consolidated

I-12) Supplementary Information (Consolidated)

Exchange rates used for conversion

	April 1, 2004 - Sep. 30, 2004		April 1, 2003 - Sep. 30, 2003
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Sales	109.80	133.28	118.08	133.51
The end of the period	111.05	137.04	111.25	129.19

Consolidated

	April 1, 2004 - Sep. 30, 2004		April 1, 2003 - Sep. 30, 2003			April 1, 2003 - March 31, 2004
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Capital expenditures	29,856	—	20,826	—	43.4	44,866	—
Depreciation and amortization	25,368	8.0	23,642	7.5	7.3	51,233	7.8
Research and development	18,192	5.7	17,179	5.4	5.9	34,495	5.2
Result of financial income	486		443		9.7	866
Number of employees (as at the end of the period)	35,844		34,535			36,804
Ratio of overseas production		59.1%		60.4%			58.9%

OVERSEAS SALES BY DIVISION

	April 1, 2004 -		April 1, 2003 -			April 1, 2003 -
	Sep. 30, 2004		Sep. 30, 2003			March 31, 2004
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Electronic materials and components	189,691	59.5	188,074	59.5	0.9	386,736	58.7
Electronic materials	66,184	20.8	60,211	19.0	9.9	121,446	18.5
Electronic devices	34,867	10.9	29,583	9.4	17.9	61,373	9.3
Recording devices	83,449	26.2	94,222	29.8	–11.4	195,137	29.6
Semiconductors & others	5,191	1.6	4,058	1.3	27.9	8,780	1.3
Recording media & systems	41,447	13.0	46,669	14.7	–11.2	103,470	15.7

Overseas sales	231,138	72.5	234,743	74.2	–1.5	490,206	74.4

Non-Consolidated

II. Non-Consolidated

II-1) Summary

Non-Consolidated results (April 1, 2004 — September 30, 2004)

	The first half of FY2005			The first half of FY2004
	(April 1, 2004 - Sep. 30, 2004)			(April 1, 2003 - Sep. 30, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	167,709	100.0	1,510,891	152,474	100.0	15,235	10.0
Operating income	5,696	3.4	51,315	1,062	0.7	4,634	436.3
Current income	22,169	13.2	199,720	4,819	3.2	17,350	360.0
Net income	15,883	9.5	143,090	1,127	0.7	14,756	—
Per common share:
Net income/Basic	Yen 119.99		U.S.$1.08	Yen 8.51
Net income/Diluted	Yen 119.91		U.S.$1.08	Yen 8.51
Dividends per share	Yen 30.00		U.S.$0.27	Yen 25.00

Notes:

1.	Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 111 (U.S. dollar translation is added herein solely for convenience of readers outside Japan.)

2.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

(Sales breakdown)

	The first half of FY2005			The first half of FY2004
	(April 1, 2004 - Sep. 30, 2004)			(April 1, 2003 - Sep. 30, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components	144,433	86.1	1,301,198	131,033	85.9	13,400	10.2
Electronic materials	73,734	44.0	664,270	64,157	42.1	9,577	14.9
Electronic devices	43,410	25.9	391,081	39,041	25.6	4,369	11.2
Recording devices	16,843	10.0	151,738	20,562	13.5	(3,719)	–18.1
Semiconductors & others	10,445	6.2	94,099	7,272	4.7	3,173	43.6
Recording media & systems	23,276	13.9	209,693	21,440	14.1	1,836	8.6

Total sales	167,709	100.0	1,510,891	152,474	100.0	15,235	10.0

Overseas sales	100,720	60.1	907,387	87,909	57.7	12,811	14.6

Note: U.S.$1=Yen 111

Non-Consolidated

II-2) Statements of income (Non-Consolidated)

	The first half of FY2005			The first half of FY2004
	(April 1, 2004 - Sep. 30, 2004)			(April 1, 2003 - Sep. 30, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	167,709	100.0	1,510,891	152,474	100.0	15,235	10.0
Cost of sales	130,812	78.0	1,178,486	123,309	80.9	7,503	6.1
Gross profit	36,897	22.0	332,405	29,165	19.1	7,732	26.5
Selling, general and administrative expenses	31,200	18.6	281,081	28,103	18.4	3,097	11.0
Operating income	5,696	3.4	51,315	1,062	0.7	4,634	436.3
Other income (deductions):
Interest and dividend income	11,761		105,954	3,266		8,495
Technology commission	3,773		33,990	2,269		1,504
Interest expense	(19)		(171)	(12)		(7)
Foreign exchange gain (loss)	515		4,639	(1,740)		2,255
Other-net	440		3,963	(25)		465
Total other income (deductions)	16,472	9.8	148,396	3,757	2.5	12,715	338.4
Current income	22,169	13.2	199,720	4,819	3.2	17,350	360.0
Extraordinary profit	107	0.1	963	446	0.3	(339)	–76.0
Extraordinary loss	(509)	–0.3	(4,585)	(4,724)	–3.1	4,215	–89.2
Income before income taxes	21,767	13.0	196,099	541	0.4	21,226	—
Income taxes	5,884	3.5	53,009	(586)	–0.4	6,470	—
Net income	15,883	9.5	143,090	1,127	0.7	14,756	—

Note: U.S.$1=Yen 111

Non-Consolidated

II-3) Balance sheets (Non-Consolidated)

ASSETS

	As of Sep. 30, 2004			As of Mar. 31, 2004		Change	As of Sep. 30, 2003
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current assets	275,417	49.8	2,481,234	261,758	49.8	13,659	240,620	47.0
Cash	62,052		559,027	59,450		2,602	57,015
Marketable securities	20,498		184,666	15,398		5,100	12,999
Net trade receivables	87,205		785,630	82,464		4,741	77,898
Inventories	26,233		236,333	24,574		1,659	23,962
Other current assets	79,427		715,558	79,870		(443)	68,744

Noncurrent assets	277,866	50.2	2,503,297	264,385	50.2	13,481	271,029	53.0
Investments in securities	2,536		22,846	3,202		(666)	2,740
Investments in affiliates	109,426		985,819	107,949		1,477	108,156
Net property, plant and equipment	127,099		1,145,036	114,294		12,805	118,897
Other assets	38,802		349,567	38,938		(136)	41,235

TOTAL	553,283	100.0	4,984,531	526,143	100.0	27,140	511,650	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of Sep. 30, 2004			As of Mar. 31, 2004		Change	As of Sep. 30, 2003
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current liabilities	88,018	15.9	792,954	72,832	13.8	15,186	62,483	12.2
Trade payables	39,716		357,801	38,704		1,012	36,655
Accrued expenses	13,474		121,387	12,831		643	10,003
Income taxes payables	7,242		65,243	2,282		4,960	65
Other current liabilities	27,584		248,504	19,014		8,570	15,758

Noncurrent liabilities	39,487	7.1	355,738	37,432	7.2	2,055	34,043	6.7
Retirement and severance benefits	39,240		353,513	37,128		2,112	33,746
Directors’ retirement allowance	246		2,216	303		(57)	296
Total liabilities	127,505	23.0	1,148,693	110,264	21.0	17,241	96,526	18.9

Common stock	32,641		294,063	32,641		—	32,641
Additional paid-in capital	59,256		533,837	59,256		—	59,256
Legal reserve	8,160		73,513	8,160		—	8,160
Retained earnings	333,425		3,003,828	321,674		11,751	321,723
Net unrealized gains on other securities	64		576	484		(420)	(44)
Treasury stock	(7,770)		(70,000)	(6,338)		(1,432)	(6,615)
Total stockholders’ equity	425,778	77.0	3,835,837	415,878	79.0	9,900	415,123	81.1

TOTAL	553,283	100.0	4,984,531	526,143	100.0	27,140	511,650	100.0

Note:U.S.$1=Yen 111

Non-Consolidated

II-4) Supplementary Information (Non-Consolidated)

Ratio of results on a Consolidated basis to results on a Non-Consolidated basis

	Ratio of the first half	Ratio of the corresponding
	of FY2005	period of the previous year
Net sales	1.9	2.1
Operating income	4.7	22.6
Income before income taxes	1.3	46.2
Net income	1.3	17.1

Exchange rates used for conversion

	April 1, 2004 -		April 1, 2003 -
	Sep. 30, 2004		Sep. 30, 2003
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Sales	109.80	133.28	118.08	133.51
The end of the period	111.05	137.04	111.25	129.19

Non-Consolidated

	April 1, 2004 -		April 1, 2003 -			April 1, 2003 -
	Sep. 30, 2004		Sep. 30, 2003			March 31, 2004
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Capital expenditures	26,994	—	8,993	—	200.2	19,627	—
Depreciation and amortization	14,006	8.4	11,127	7.3	25.9	25,109	7.9
Research and development	13,434	8.0	11,568	7.6	16.1	24,759	7.8
Result of financial income	11,755		3,262		260.4	3,373
Number of employees (as at the end of the period)	6,104		6,176			6,113